Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated March 19, 2024, except for Note 24 for which the date is July 19, 2024, in the Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-283547) of Powell Max Limited, relating to the audit of the consolidated statements of financial position of Powell Max Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the two-years period ended December 31, 2023, and the related notes included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 11, 2024	Certified Public Accountants
PCAOB ID: 1171